                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.            )
                            ------------------------

                          ARAMEX INTERNATIONAL LIMITED
                           (Name of Subject Company)

                          ARAMEX INTERNATIONAL LIMITED
                       (Name of Person Filing Statement)

                      COMMON SHARES, U.S. $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  G04450 10 5
                     (CUSIP Number of Class of Securities)

                            ------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Person Filing Statement)

                                 FADI GHANDOUR
                          ARAMEX INTERNATIONAL LIMITED
                         2 BADR SHAKER ALSAYYAB STREET
                           UM UTHAYNA, P.O. BOX 3371
                                  AMMAN 11181
                                     JORDAN
                            +962-6-551-5111 EXT. 404
                            ------------------------
                                With a copy to:

           STEPHEN P. DOYLE, ESQ.             THOMAS E. VITA, ESQ.
         WILMER, CUTLER & PICKERING               NORTON ROSE
            2445 M STREET, N.W.          KEMPSON HOUSE, CAMOMILE STREET
           WASHINGTON, D.C. 20037           LONDON, ENGLAND EC3A 7AN
               (202) 663-6000                 +44 (0)20 7283 6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Aramex International Limited, a Bermuda company ("Aramex"). The address of the principal executive office is 2 Badr Shaker Alsayyab Street, Um Uthayna, Amman 11181, Jordan, and its telephone number at that address is 962-6-551-5111 ext. 404. The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the common shares, par value $0.01 per share, of Aramex. As of January 3, 2002, 4,895,887 common shares were issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

  NAME AND ADDRESS

     The name, business address and business telephone number of Aramex, which is the subject company and the filing person, are set forth in Item 1 above.

  TENDER OFFER

     This Statement relates to the tender offer by Rasmala Distribution (Bermuda) Limited, a Bermuda company ("Purchaser") and a wholly-owned subsidiary of Rasmala Distribution (Cayman) Limited ("Parent"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, to purchase all of the outstanding Aramex common shares, at a price of $12.00 per share, in cash, without interest thereon (the "Offer Price") on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively and each is incorporated herein by reference. The offer for Aramex common shares also includes common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan (the "Option Shares"). Aramex has extended the exercise period for all outstanding options that otherwise would have expired during the offering period to enable option holders to be able to participate in the Offer. The common shares and Option Shares are collectively referred to as the "Shares." The Offer is described in a joint Tender Offer/Going Private Statement on Schedule TO/13E-3, dated January 10, 2002 (the "Schedule TO"), which was filed by Purchaser and Parent, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi and Groupe Cupola Luxembourgeoise Holdings S.A. (the "Co-Bidders") and Aramex International Limited and William S. Kingson, with the U.S. Securities and Exchange Commission on January 10, 2002. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time on Thursday, February 7, 2002 unless the Offer is extended.

     The Offer is being made pursuant to the Agreement and Plan of Amalgamation dated as of January 3, 2002, among Parent, Purchaser and Aramex (the "Amalgamation Agreement"). The Amalgamation Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the consummation of the Offer, upon the terms and subject to the conditions of the Amalgamation Agreement and Section 102 of the Companies Act 1981 (Bermuda) (the "Companies Act"), Purchaser shall act to compulsorily acquire the common shares that were not tendered in the Offer if, pursuant to the Offer, 90 percent in value of the then outstanding common shares not held at the date of the Offer by Purchaser, a subsidiary of Purchaser or a nominee for either of them have been tendered. If Purchaser is able to compulsorily acquire the common shares, it will be entitled and bound to acquire the remaining common shares on the same terms as the Offer pursuant to the compulsory acquisition procedure set out in Section 102 of the Companies Act. Following such compulsory acquisition, Aramex would become a wholly-owned subsidiary of Purchaser.

     If Purchaser is unable to conduct a compulsory acquisition of the outstanding common shares that were not tendered pursuant to the Offer, then upon the terms and subject to the conditions of the Amalgamation Agreement and the Companies Act, Aramex and Purchaser intend to amalgamate and the separate corporate existence of Aramex and Purchaser will cease. Aramex and Purchaser will continue as the amalgamated company under Bermuda law (the "Amalgamated Company") and will be a wholly-owned subsidiary of Parent. At the time the amalgamation becomes effective, each then outstanding common share (other than common shares owned by Parent or Purchaser) will be cancelled and without any action on the part of the holder thereof, be converted into the right to receive in cash an amount per common share equal to the Offer Price, without interest, less any required withholding tax upon the surrender of the certificate(s) representing such common shares.

     The Offer is conditioned upon, among other things, the following: (1) there being validly tendered and not properly withdrawn prior to the expiration of the initial offering period for the Offer that number of Shares, which, together with any common shares then beneficially owned by Purchaser or Parent, represents at least 75 percent of the total number of outstanding common shares on a fully diluted basis on the date of purchase, and (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") or any other applicable antitrust or competition law. The Offer is also subject to the other conditions set forth in this Offer to Purchase. The Offer is not subject to a financing condition.

     The consummation of the amalgamation is subject to the satisfaction or waiver, where permissible, of certain conditions, including: (1) that the plan of amalgamation contained in the Amalgamation Agreement shall have been approved by the affirmative vote of the shareholders of Aramex and Purchaser as required by and in accordance with applicable law; (2) all necessary waiting periods under the HSR Act and any other antitrust or competition laws applicable to the amalgamation shall have expired or been terminated; and (3) appraisal actions with respect to the amalgamation shall not have been filed by or on behalf of shareholders of Aramex holding more than 10 percent of the outstanding common shares. The amalgamation is also subject to certain other terms and conditions as set out in the Amalgamation Agreement.

     Concurrently with the execution of the Amalgamation Agreement, Parent and Purchaser and three of Aramex's shareholders, Fadi Ghandour, Rula Ghandour and William Kingson (each individually a "Principal Shareholder," and collectively, the "Principal Shareholders"), entered into a Voting and Tender Agreement dated January 3, 2002 (the "Voting and Tender Agreement") pursuant to which the Principal Shareholders have each irrevocably agreed to tender in the Offer all of the Shares owned by them. As of January 3, 2002, the common shares owned by the Principal Shareholders aggregate to 2,456,655 common shares, which, together with the common shares underlying the options to acquire 200,000 common shares that Fadi Ghandour and William Kingson have agreed conditionally to exercise pursuant to the Offer, constitute approximately 50.8 percent of the outstanding common shares on a fully diluted basis. As a result of the Voting and Tender Agreement, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), Purchaser and Co-Bidders currently beneficially own 52.1 percent of the common shares on a fully diluted basis.

     All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi and Groupe Cupola Luxembourgeoise Holdings S.A. or their affiliates, or actions or events with respect to any of them, were provided by such persons or entities, and Aramex takes no responsibility for the accuracy or completeness of such information or for any failure by such persons or entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     The Offer to Purchase states that the business address of the Purchaser is Emirates Towers Offices, 10th Floor, Suite 10A, Sheikh Zayed Road, P.O. Box 31145, Dubai, United Arab Emirates.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain of Aramex's executive officers and members of the Aramex board have interests in the Offer that are in addition to the interests they share with the Aramex shareholders. The Aramex board and special committee were aware of these different interests and considered them, among other matters, in approving the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation.

     Concurrently with the execution of the Amalgamation Agreement, Parent, Purchaser and the Principal Shareholders entered into the Voting and Tender Agreement pursuant to which the Principal Shareholders have each irrevocably agreed to tender all of the Shares owned by them in the Offer. The common shares owned by the Principal Shareholders aggregate to 2,456,655 common shares which, together with the common shares underlying the options to acquire 200,000 common shares owned by the Principal Shareholders, constitute approximately 50.8 percent of the outstanding common shares on a fully diluted basis. As a result of the Voting and Tender Agreement, including the options that the Principal Shareholders have agreed to conditionally exercise, pursuant to Rule 13d-3 under the Exchange Act, the Purchaser and the Co-Bidders currently beneficially own
52.1 percent of the outstanding common shares on a fully diluted basis.

     Rula Ghandour is currently a director of Aramex. Rula Ghandour is also a Principal Shareholder in Aramex who has irrevocably agreed to tender her Shares in the Offer pursuant to the Voting and Tender Agreement. As Fadi Ghandour's spouse, Rula Ghandour is deemed to have beneficial ownership of Fadi Ghandour's options discussed below.

     It is intended upon completion of the Offer that Fadi Ghandour will serve as a director of Parent. Fadi Ghandour currently is a director for Aramex and serves as Chief Executive Officer, President, Assistant Secretary and Deputy Chairman for Aramex. Fadi Ghandour is also a Principal Shareholder in Aramex who has irrevocably agreed to tender his Shares in the Offer pursuant to the terms and subject to the conditions of the Voting and Tender Agreement. Fadi Ghandour owns options to acquire 100,000 common shares. Fadi Ghandour, who has conditionally agreed to acquire a minority stake in Parent and will be a director of Parent, has also agreed to continue under the terms of his current Employment Agreement pursuant to which he will continue in his role as Chief Executive Officer and Deputy Chairman of Aramex or the Amalgamated Company.

     William Kingson is currently a director of Aramex and serves as Chairman of the Aramex board of directors. William Kingson is also a Principal Shareholder in Aramex and has irrevocably agreed to tender his Shares in the Offer pursuant to the terms and subject to the conditions of the Voting and Tender Agreement. William Kingson owns options to acquire 100,000 common shares. William Kingson signed Letters of Appointment to serve as non-executive Chairman of the board of directors of Parent and of Aramex or of the Amalgamated Company for three years and also will render certain services thereto. These appointments will take effect on the consummation of the Offer and the approval of the respective boards of directors.

     Aramex has extended the exercise period for all outstanding options that otherwise would have expired during the offering period to enable option holders to be able to participate in the Offer. Thus, certain employees have interests in the Offer that are in addition to the interests they share with the Aramex shareholders.

The Amalgamation Agreement

     A summary of the material terms of the Amalgamation Agreement is included in Section 17 of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Amalgamation Agreement, a copy of which is filed as Exhibit
(d)(1) herewith.

     Indemnification; Directors' and officers' insurance. The Amalgamation Agreement provides that for six years after the Effective Time, Aramex or the Amalgamated Company, as applicable, shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Amalgamation Agreement or who becomes prior to the Effective Time, an officer or director of Aramex and the Group Entities or an employee of Aramex or any Group Entity who acts as a fiduciary under any of Aramex's employee benefit plans disclosed by Aramex pursuant to the Amalgamation Agreement (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Aramex or the Amalgamated Company, as applicable, which consent shall not be unreasonably withheld)) arising in whole or in part out of actions or omissions in their capacity as officer, director or employee and occurring at or prior to the Effective Time to the full extent permitted under Bermuda law, Aramex's or the Amalgamated Company's memoran-dum of association or bye-laws, as applicable, or Aramex's written indemnification agreements in effect at the date of the Amalgamation Agreement, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit. In the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Bermuda law, Aramex's or the Amalgamated Company's memorandum of association or bye-laws, as applicable, or Aramex's written indemnification agreements, as the case may be, shall be made by independent counsel mutually acceptable to the Amalgamated Company and the Indemnified Party. These measures shall not impair any rights or obligations of any Indemnified Party. In the event that any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel shall be reasonably acceptable to Aramex (if selected prior to the Effective Time) or Aramex or the Amalgamated Company (as applicable, if selected after the Effective Time).

     The Amalgamation Agreement further provides that Aramex or the Amalgamated Company, as applicable, shall maintain Aramex's existing officers' and directors' liability insurance policy for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided, that Aramex or the Amalgamated Company, as applicable, may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that the aggregate amount of premiums to be paid with respect to the maintenance of such for such existing officers' and directors' liability insurance for the six-year period shall not exceed $300,000.

     Employee matters. The Amalgamation Agreement provides that contemporaneous with the execution of the Amalgamation Agreement, Aramex shall enter into (1) a Deed of Variation with Fadi Ghandour and (2) a Letter of Appointment with William Kingson in the forms attached to the Amalgamation Agreement and as described in the summary below.

Voting and Tender Agreement

     A summary of the material terms of the Voting and Tender Agreement is included in Section 17 of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Voting and Tender Agreement, a copy of which is filed as Exhibit (d)(2) herewith.

     No solicitation. Each Principal Shareholder (1) is required to immediately terminate any discussions with any third party concerning an Acquisition Proposal and (2) has agreed not to, and will not permit any of his or her Representatives to, directly or indirectly, (a) encourage, solicit or initiate any Acquisition Proposal, (b) participate in negotiations with, or provide any information to, or otherwise take any other action to assist or facilitate any Person or group (other than Parent or Purchaser or any affiliate or associate of Parent or Purchaser) concerning any Acquisition Proposal, (c) enter into an agreement with any Person, other than Parent, providing for a possible Acquisition Proposal, or (d) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Proposal by any Person, other than by Parent. Notwithstanding the above, such Principal Shareholder may take any actions in the Principal Shareholder's capacity as a director, officer or employee of Aramex permitted under the Amalgamation Agreement or as otherwise required by applicable law.

Subscription and Shareholders' Agreement

     The Subscription and Shareholders' Agreement relating to Parent (the "Shareholders' Agreement") provides that upon the satisfaction of certain conditions relating to the Offer, Rasmala Buyout Fund LP, acting by its general partner, Rasmala General Partners II Limited, will acquire ordinary shares in Parent that confer upon the holder 75 percent of the voting power of Parent and Fadi Ghandour will acquire ordinary shares that confer upon him 25 percent of the voting power of Parent. The Shareholders' Agreement also provides that, subject as aforesaid, Rasmala Buyout Fund LP, acting by its general partner, Rasmala General Partners II Limited, will acquire non-voting shares that, together with the ordinary shares to be acquired by it, will result in it owning 60 percent of the economic interest in Parent; Fadi Ghandour will acquire non-voting shares that, together with the ordinary shares to be acquired by him, will result in him owning 28.5 percent of the economic interest in Parent; and the remaining non-voting shares will be acquired by a company that is a wholly-owned subsidiary of Rasmala Partners Ltd., which will result in such company owning 11.5 percent of the economic interest in Parent.

     Under the terms of the Shareholders' Agreement and the new articles of association to be adopted by Parent (the "New Articles"), the ordinary shares to be held by Fadi Ghandour will entitle him to appoint and remove a number of directors in proportion to the number of such ordinary shares, but in any event, no fewer than one director. This will result in him being entitled at the closing of the Shareholders' Agreement to appoint two of the eight members of the board of directors of Parent. The ordinary shares to be held by Rasmala General Partners II Limited for the benefit of Rasmala Buyout Fund LP will entitle it to appoint and remove the majority of the board of directors of Parent. The Shareholders' Agreement provides that certain key policy decisions are within the exclusive competence of the board of directors of Parent. Such key policy decisions cover all acquisitions and disposals of shares or other assets made by Parent or any of its subsidiaries; the creation of any joint venture, partnership or consortium between or the merger of Parent or any of its subsidiaries and any other person, any refinancing of debt (in each of the aforesaid cases other than in the ordinary course of business); approval of and adherence to the consolidated budget (operating expenses and capital expenses) of Parent and its subsidiaries; the issue of new shares and/or options over shares; approval of employee stock option plans; establishment and approval of senior management performance bonuses; and approval of accounts and payment of dividends and other distributions. The Shareholders' Agreement also provides that, subject to the foregoing, while Fadi Ghandour is Chief Executive Officer of Aramex, the Chief Executive Officer will have all of the powers and responsibilities arising from the day to day management of Aramex and all operational decisions relating to the business and affairs of Aramex.

     Under the Shareholders' Agreement and the New Articles, Fadi Ghandour has agreed not to dispose of his shares in Parent or of any interest in them for a period of 5 years, subject to certain exceptions. In addition, any transfer of shares in Parent or of any interest in such shares by any shareholder in Parent is subject to pre-emption rights unless the transfer is to a "permitted transferee." In the event of the death of Fadi Ghandour or his retirement on the grounds of ill-health, his shares and any shares held by his immediate family or family trusts can be compulsorily acquired at a fair market value. However, except to the extent referred to above, the Shareholders' Agreement and the New Articles contain no provisions that, if Fadi Ghandour ceases to be employed by Parent and its subsidiaries, require him to sell his shares in Parent or entitle him to require that Parent or any other shareholder of Parent should purchase his shares. The New Articles also contain provisions that prevent new ordinary shares from being issued except in conjunction with new non-voting shares and provide that holders of ordinary shares shall have pre-emption rights in regard to any such combined issue. The Shareholders' Agreement also provides that, for five years, the issue or transfer of shares to certain named competitors of Aramex is subject to the prior consent of Rasmala Buyout Fund LP and of Fadi Ghandour, such consent not to be unreasonably delayed or withheld.

     In the Shareholders' Agreement, Fadi Ghandour has, as an investor in and shareholder of Parent, also accepted certain restrictions for a period of up to two years following the time that he ceases to be an employee of Parent and its subsidiaries (the "Parent's Group"). These restrictions include soliciting business from or doing business with customers of the Parent's Group; employing or soliciting senior employees of the Parent's Group; carrying on or being engaged or interested in, either alone or jointly, any business in competition with any member of the Parent's Group in any country in which any member of the Parent's Group is carrying on business or any business under a name that includes the name "Aramex." If Fadi Ghandour were to carry on or be engaged or interested in any business in competition with any member of the Parent's Group, his right as a holder of certain ordinary shares in Parent to appoint a certain number of directors of the Parent and his right to withhold consent with regard to proposed issues or transfers of shares of the Parent to named competitors would cease.

Confidentiality Agreement

     On September 12, 2001, Groupe Cupola and Aramex signed a confidentiality agreement providing, among other things, that, subject to the terms of the Confidentiality Agreement, the parties thereto would keep confidential certain confidential information provided by the parties or their Representatives (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors).

Fadi Ghandour -- Additional Arrangements

Employment Agreement

     Fadi Ghandour and Aramex previously entered into an employment agreement under Bermuda law pursuant to which Fadi Ghandour is employed as Chief Executive Officer and Deputy Chairman of Aramex. It has been agreed between Aramex and Fadi Ghandour that this agreement is to continue in effect, subject to Fadi Ghandour's agreement by a Deed of Variation, dated January 3, 2002, entered into with Aramex. By the Deed of Variation, Fadi Ghandour agrees to waive specific rights under this Employment Agreement to payments of three years salary as related to the change of control of Aramex as contemplated in the Amalgamation Agreement unless Purchaser does not accept for payment any Shares tendered in the Offer.

     The Employment Agreement was initially for a period of 2 years from the effective date of the contract, which was January 13, 1997, and is automatically renewed for further one-year periods unless Aramex or Fadi Ghandour gives notice of termination to the other at least 30 days prior to the expiration of the initial or any successive term. No reason is required for either party to give such notice unless termination is for cause, as determined by the Aramex board of directors at a duly-called board meeting.

     If Fadi Ghandour fails for a period of 6 consecutive months to render the services contemplated by this agreement due to illness or incapacity then Aramex can terminate the contract. However, if Aramex does terminate Fadi Ghandour's employment in this way, he is entitled to receive 60 percent of his salary for two years following the date of his termination. In the event of Fadi Ghandour's death during employment the contract terminates on the date of death. Fadi Ghandour (or his estate) is entitled to any benefits accrued and a lump sum equal to his annual salary.

     Aramex pays Fadi Ghandour a salary at a rate per annum as set out in a schedule of this agreement, which under the initial agreement is $115,000. Currently, the salary remains unchanged from its initial base level. The salary is reviewed annually and may be increased by the Aramex board on the recommendation of its executive compensation committee. Fadi Ghandour is also entitled to a cash bonus in respect of each whole year he is employed by Aramex, with the amount to be determined by the board. In the Shareholders' Agreement, it has been agreed that such bonus will be calculated by reference to the annual financial targets of Aramex and its subsidiaries as set forth in its annual budget, with a maximum bonus equal to 100 percent of Fadi Ghandour's annual salary if such financial targets are achieved or exceeded. Fadi Ghandour is also entitled to participate in and receive benefits from any vacation, holiday, insurance, medical, disability or other employee benefit plan of Aramex that may be in effect at any time during the course of his employment by Aramex. Fadi Ghandour is also provided with a company car for which all servicing and insurance is paid for by Aramex. Aramex will also provide comprehensive house and travel insurance for Fadi Ghandour and his immediate family.

     The Employment Agreement also provides certain restrictive covenants.

     There are provisions in relation to termination in certain events so that Fadi Ghandour can claim three years salary if he is terminated for "Good Reason." Under these provisions Fadi Ghandour is not required to mitigate his loss, damages or payment by seeking other employment. A "Good Reason" is defined as:

     (1)  a Major Event;

     (2) the assignment to Fadi Ghandour by Aramex of duties inconsistent with or which are a substantial alteration to the nature or status of his responsibilities either on the date of the Employment Agreement or the last date on which such responsibilities were increased;

     (3)  a reduction in Fadi Ghandour's base salary;

     (4) a relocation of Aramex's principal executive offices to any place outside the Amman area of Jordan or the relocation of Fadi Ghandour to any place other than Aramex's principal place of business;

     (5) material breach by Aramex of the provisions of the Employment Agreement, provided that Fadi Ghandour has to give written notice indicating what the material breach is;

     (6) any failure by Aramex to have the agreement assumed by any successor or assign of Aramex; and

     (7) any purported termination by Aramex which is not effected pursuant to a Notice of Termination, with any such termination not being effective.

     "Major Event" is defined as:

     (1) a consolidation or merger of Aramex in which it is not the surviving or continuing corporation or pursuant to which its common shares would be converted into cash, securities or other property, save where the owners prior to the merger have the same ownership afterwards;

     (2) any sale, lease, exchange or other transfer of all or substantially all the assets of Aramex;

     (3)  liquidation proceedings started by Aramex; or

     (4) if any person becomes owner of 30 percent or more of Aramex's common shares (excluding those persons who on the effective date of the contract held 30 percent).

     Fadi Ghandour has also entered into a Deed of Covenant with Parent and Aramex, which is to take effect upon consummation of the current transaction. Under this Deed, Fadi Ghandour has, as a selling shareholder, undertaken not to use or disclose any confidential information regarding Aramex and its business and financial affairs and has also accepted certain restrictions for a period of 2 years. These restrictions include soliciting business from or doing business with customers or suppliers of Aramex; employing or soliciting senior employees of Aramex; carrying on or being engaged or interested in, either alone or jointly, (1) any business in competition with any Aramex Group Company in any country in which any Aramex Group Company is carrying on business, or (2) any business under a name that includes the name "Aramex". He has also agreed to enter into a Deed within 30 days of the date the amendment to the Schedule TO reporting the initial acceptance by Purchaser of the Shares tendered in the Offer is filed with the SEC, under which he accepts similar but more limited restrictions to those described above for a 12-month period following termination of his employment with Aramex.

William Kingson -- Additional Arrangements

Letters of Resignation and Appointment as Non-Executive Chairman of Aramex and Parent

     William Kingson and Aramex have agreed by a Letter of Resignation, dated January 3, 2002, that on the date Purchaser announces that it has accepted for payment the Shares of Aramex, William Kingson will resign his position as Chairman of Aramex. Because the acceptance for payment of the Shares constitutes a "Major Event" as defined in his current employment agreement, he is entitled to, and will receive, the sum of $254,900 in full and final settlement of any rights arising from his employment or its termination.

     William Kingson and Aramex have executed a Letter of Appointment, dated January 3, 2002, appointing him as the non-executive Chairman of Aramex. This appointment is subject to approval by the Aramex board of directors and shareholders and as yet no meetings have been held in this regard. This appointment is for an initial fixed term of 3 years, subject to reappointment thereafter. The appointment will terminate if: (1) William Kingson is not reappointed as a director at Aramex's annual general meeting in 2002; (2) William Kingson is removed as a director by resolution passed at a general meeting; or (3) William Kingson ceases to be a director by reason of him vacating office pursuant to any provisions of Aramex's Memorandum of Association.

     William Kingson's fee under the Letter of Appointment with Aramex is to be $85,000 per annum, to be paid at the beginning of the year in advance and the fee he receives from Aramex includes payment for services provided as the non-executive Chairman of Parent. During his term of appointment, William Kingson is limited from being directly or indirectly employed, engaged, concerned or interested in any business or undertaking that competes with the business of Parent or Aramex or any other business within its group.

     William Kingson and Parent also have executed a Letter of Appointment, dated January 3, 2002, appointing him as the non-executive Chairman of Parent. This appointment is subject to approval by the board of directors and shareholders of Parent and as yet no board meetings have been held in this regard. The appointment will terminate if William Kingson is removed or ceases to be a director by reason of vacating office in accordance with Parent's articles of association. William Kingson will receive no additional fee for this appointment save as may be agreed with Parent. Under both Letters of Appointment, William Kingson has agreed to serve on board committees as requested, to act in an advisory capacity to Parent, Aramex and their respective boards and to provide certain consulting and other services for no additional compensation. In addition, both Letters of Appointment contain similar but more limited restrictions to those described in the Deed of Covenant below for a 12-month period following termination of his appointment as the non-executive Chairman of Aramex and Parent. William Kingson is subject to duties of confidentiality in respect of both Aramex and Parent.

Deed of Covenant

     William Kingson has also entered into a Deed of Covenant with Aramex and Parent that is to take effect upon consummation of the current transaction. Under this Deed, William Kingson has, as a selling shareholder, undertaken not to use or disclose any confidential information regarding Aramex and its business and financial affairs and has also accepted certain restrictions for a period of 2 years. These restrictions include soliciting business from or doing business with customers or suppliers of Aramex; employing or soliciting senior employees of Aramex; carrying on or being engaged in, either alone or jointly,
(1) any business in competition with any Aramex Group Company in any country in which any company is carrying on business, or (2) any business under a name that includes the name "Aramex".

Existing employment agreements with Fadi Ghandour and William Kingson

     Term and Salary. In January 1997, Aramex and William Kingson entered into a two-year employment agreement providing for his employment as Aramex's Chairman of the Board at an initial salary of $85,000. At the same time, Fadi Ghandour entered into a two-year employment agreement providing for his employment as Aramex's President and Chief Executive Officer at an initial base salary of $115,000. Each of the employment agreements is automatically renewable for a term of one year unless Aramex provides William Kingson, or Fadi Ghandour, as the case may be, notice of termination at least 30 days prior to the end of the current term. These employment agreements are currently in force, and the base salaries of William Kingson and Fadi Ghandour remain unchanged from their initial base salary levels. The employment agreements also provide for annual cash bonuses for William Kingson and Fadi Ghandour.

     Severance Benefits. Under the existing employment agreements, William Kingson and Fadi Ghandour would each be entitled to severance benefits upon the completion of the Offer. These severance benefits would include a lump-sum payment of three times the executive's then annual base salary as well as continued employee welfare benefit coverage for twelve months. As discussed above, however, Fadi Ghandour intends to continue his employment with Aramex or the amalgamated company on substantially the same terms as his current employment agreement provides following the completion of the Offer, and he has waived, subject to Purchaser's acceptance for payment of Shares, application of the clause in his employment agreement entitling him to severance benefits as triggered by this transaction only. William Kingson's employment agreement, on the other hand, would terminate upon completion of the Offer or compulsory acquisition, and he will receive a lump-sum severance payment pursuant to his employment agreement of $254,900.

     The obligation of Aramex to provide the severance benefits would be triggered by the termination of William Kingson's employment agreement as a result of a "major event." A major event is defined under the existing employment agreements to include, but not be limited to:

     - consummation of any consolidation or merger of Aramex in which Aramex is not the continuing or surviving corporation or pursuant to which Aramex shares would be converted into cash, securities or other property, other than a merger of Aramex in which the holders of Aramex's common shares immediately prior to the merger have the same proportionate ownership of common shares of the surviving corporation immediately after the merger;

     - consummation of any sale, lease, exchange or other transfer of all, or substantially all, of the assets of Aramex; or

     - a change of control whereby "any person" (as defined by Section 13(d) and 14(d) of the Exchange Act) (other than persons who beneficially own more than 30 percent of the capital stock of Aramex on a fully diluted and as converted basis outstanding as of the date thereof) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 30 percent or more of Aramex's outstanding capital stock on a fully diluted and as converted basis at such time.

     Such obligation to provide the severance benefits would also be triggered if William Kingson or Fadi Ghandour terminated the employment agreement for "good reason." Good reason is defined in the existing employment agreements to include, but not be limited to:

     - the assignment by Aramex of duties inconsistent with, or a substantial alteration in the nature of or status of the executive's responsibilities;

     -  a reduction in base salary;

     - a relocation of Aramex's principal executive offices to any place outside the Amman area of Jordan; or

     - any material breach by Aramex of any material provision in such employment agreements.

     The employment agreements further provide that William Kingson or Fadi Ghandour, as the case may be, would be entitled to receive 60 percent of his salary for two years following the termination of his employment agreement due to his disability or incapacity to serve. In addition, in the event of the death of William Kingson or Fadi Ghandour, William Kingson or Fadi Ghandour (or their respective estates), as the case may be, would be entitled to receive a lump sum payment equal to his then annual base salary.

     Non-competition. Each employment agreement includes a one-year non-compete covenant commencing on the termination of employment.

     Other information concerning actual or potential conflicts of interest involving Aramex and its executive officers, trustees and affiliates is set forth in the Offer to Purchase under the caption "Special Factors -- Section 7. Interests of Certain Persons in the Transaction," which is hereby incorporated by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a meeting held on January 3, 2002, the board of directors of Aramex (1) unanimously determined that each of the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation and all other agreements, instruments and documents executed by Aramex in connection with the Amalgamation Agreement, taken together, were fair to, advisable and in the best interests of Aramex and its shareholders, and (2) unanimously voted to approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF COMMON SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In evaluating the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation, the board and the special committee relied upon their knowledge of the business, financial condition and the prospects of Aramex as well as the advice of its financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation, the board of directors and the special committee did not find it practicable, and did not attempt, to quantify, rank, or otherwise assign relative weight to the specific factors they considered in reaching their determinations. In addition, individual directors may have given different weights to different factors.

     The discussion of the information and factors considered and given weight by the board of directors and the special committee is not intended to be exhaustive but is believed to include all material factors considered.

  BACKGROUND OF THE OFFER

     Aramex was incorporated under the laws of Bermuda on October 31, 1996 as the successor of Aramex International Limited, a Hong Kong company that was incorporated in February 1986. Aramex completed its initial public offering in January 1997. Aramex's management has from time to time discussed the possibility of forming strategic alliances with certain other companies in an effort to maximize shareholder value.

     In 1990, a large, international delivery and freight forwarding company ("company 1") initiated talks with Aramex's predecessor regarding the possibility of acquiring Aramex's predecessor. At that time, Aramex's predecessor was serving as company 1's agent in several Middle Eastern locations, and company 1 was interested in considering an acquisition of Aramex. The discussions terminated due to the commencement of the Gulf War in the winter of 1991.

     In 1993, discussions between Aramex's predecessor and company 1 commenced once again. William Kingson, the Chairman of the Aramex board, and Fadi Ghandour, the Chief Executive Officer and a director of Aramex, were Aramex's predecessor's representatives involved in the discussions. A third party known by William Kingson and a representative of company 1 initiated this round of discussions between the two companies. These discussions occurred sporadically over a period of a few months before they once again terminated.

     In August 1998, a third party known to William Kingson and a representative of another large, international, delivery and freight forwarding company ("company 2") commenced discussions between Aramex and company 2 regarding the possibility of forming a strategic relationship. William Kingson initially pursued these discussions to determine whether Aramex might be able to serve as this company's delivery and freight forwarding service in the Middle East. Gradually, the discussions evolved into the possibility of company 2 making an acquisition of Aramex shares. At first, company 2 considered purchasing a minority interest in Aramex as a strategic investment, and then later the company only seemed interested in the possibility of acquiring a majority interest in Aramex with potential earn-out consideration that could increase the price paid for William Kingson's and Fadi Ghandour's common shares. William Kingson pursued these discussions in an effort to increase Aramex's shareholder value as a result of the potential transaction.

     In July 1999, Aramex and company 2 executed a confidentiality agreement to enable them to exchange confidential information in further pursuit of this transaction. Aramex provided the company with confidential information pursuant to the requests of company 2.

     In December 2000, at the initiation of a third party known both to William Kingson and a representative of company 1, Aramex and company 1 commenced more serious talks regarding a potential acquisition of Aramex. Aramex and the company executed a confidentiality agreement to enable them to exchange confidential information.

     In February and March 2001, William Kingson and Fadi Ghandour traveled to Europe for meetings with senior executives of company 1 to further pursue the potential acquisition and in March 2001, company 1 conducted due diligence of Aramex. The parties did not agree upon a price, and shortly after the meetings, the discussions terminated. Representatives from company 1 expressed their feeling that there was a lack of synergy between the services offered by Aramex and company 1. Company 1 ultimately did not make an offer to Aramex.

     In March 2001, William Kingson received an indication of interest in the form of a letter from a representative of company 2, in which company 2 proposed the price range of $10.00-12.00 per share for a majority of Aramex's common shares. Sometime after receipt of the letter, William Kingson and Fadi Ghandour were advised that the proposed price would be $10.00 per share. Fadi Ghandour and William Kingson considered the indication of interest, but advised company 2 that the proposed price would not be sufficient because it did not provide adequate value to shareholders. William Kingson advised company 2 that Aramex would not consider a price below $13 per share. After Aramex rejected this initial proposal, the companies continued to engage in informal discussions regarding a potential alliance at some future date.

     After the events of September 11, 2001, all informal continuing discussions with company 2 terminated. Following the terrorist attacks, the increasing violence in the West Bank and the instability in the Middle East, company 2 indicated an unwillingness to proceed with a transaction with Aramex, a company headquartered in Jordan that derives over 70 percent of its revenues from Middle East operations.

     Discussions related to proposed transaction.

     In late July 2001, Groupe Cupola engaged Capital Trust S.A., a Beirut based bank, to initiate a dialogue with Fadi Ghandour, the Chief Executive Officer and President of Aramex, concerning Groupe Cupola's interest in the potential acquisition of Aramex. Representatives of Capital Trust contacted Fadi Ghandour on Groupe Cupola's behalf in this regard on a no-names basis. Fadi Ghandour agreed to meet with Arif Naqvi, the Chief Executive Officer of Groupe Cupola, after Capital Trust revealed the identity of Groupe Cupola to Fadi Ghandour at Groupe Cupola's instruction.

     Fadi Ghandour and Arif Naqvi met in Jordan on September 2, 2001 to begin discussions with regard to Groupe Cupola's interest in acquiring Aramex. There was no commitment made or other agreement reached at this point.

     Arif Naqvi and Fadi Ghandour continued their discussions about a potential transaction, leading to the execution of a Confidentiality Agreement dated September 12, 2001 between Groupe Cupola and Aramex. This Confidentiality Agreement enabled both parties to exchange confidential information in further pursuit of the proposed transaction.

     On September 14, 2001, at Groupe Cupola's request, a principal of Capital Trust forwarded to Fadi Ghandour a list of due diligence informational requests. However, Fadi Ghandour indicated that he was not ready to provide such information until the talks regarding the transaction had progressed further.

     On September 24, 2001, Fadi Ghandour advised Aramex's full board of directors that he had been approached by Groupe Cupola with regard to a potential transaction. No other details were discussed at that time. On the same day, William Kingson and Fadi Ghandour met with Imtiaz Hydari, Group President of Groupe Cupola, and a representative of Capital Trust regarding the proposed acquisition.

     During the week of October 15, 2001, Arif Naqvi and Fadi Ghandour met in Dubai, United Arab Emirates, for a day of discussions with regard to the proposed transaction. These discussions led to a general understanding between the two that they should proceed with negotiations regarding the proposed transaction. The parties discussed a proposed price range of $11.75-$13.00 per share, but no agreement was reached.

     Arif Naqvi and Fadi Ghandour spoke further over the next several weeks and a Letter Agreement was entered into among Groupe Cupola, Fadi Ghandour and William Kingson. This Letter Agreement, dated as of October 28, 2001 and signed on November 3, 2001, was entered into in furtherance of the Confidentiality Agreement, dated September 12, 2001, and provided for the confidential treatment of information provided by the parties to the agreement with respect to the transaction. The Letter Agreement set out the parameters by which Groupe Cupola was to conduct its due diligence review of Aramex's business. It also provided, among other things, that the parties would deal with each other exclusively through December 31, 2001, with William Kingson and Fadi Ghandour agreeing to use all reasonable efforts to cause Aramex to deal exclusively with Groupe Cupola.

     On November 1, 2001, due diligence commenced in Amman, Jordan, at the offices of Aramex's legal counsel and continued for approximately two weeks. Humayun Shahryar and Imtiaz Hydari of Groupe Cupola, along with Capital Trust and Groupe Cupola's outside legal and accounting advisors, participated in the due diligence review. Groupe Cupola received information from Aramex in response to its due diligence requests and made several subsequent written requests for information, to which Aramex replied.

     On November 6, 2001, Arif Naqvi and Ali al Shihabi, then the principal equity owner of Rasmala Partners Ltd., came to an understanding that they would leverage the strengths of Groupe Cupola and Rasmala Partners Ltd. in the Middle East and establish a new investment vehicle, Rasmala Buyout Fund LP, through which investment opportunities in the Middle East could be pursued. It was decided that the first investment in conjunction with this combined venture would be the proposed acquisition of Aramex.

     During the week of November 19, 2001, Arif Naqvi and Fadi Ghandour met in Dubai, United Arab Emirates, at which time the parties came to general agreement as to a price of $12.00 per share to be offered for the Shares. Arif Naqvi communicated to Fadi Ghandour that Groupe Cupola had reached an understanding with Ali al Shihabi and Rasmala Partners Ltd., and that they would be acting with Groupe Cupola in making the proposed acquisition. Ali al Shihabi also discussed the transaction with Fadi Ghandour during this period in Dubai.

     On November 24, 2001, legal advisors to the Rasmala entities and Group Cupola delivered to William Kingson, Fadi Ghandour, Aramex and their legal advisors draft transaction agreements. On November 27 and 28, 2001, Arif Naqvi and other representatives of the Rasmala entities and their legal advisors met in London with Fadi Ghandour, William Kingson, and the legal advisors for Aramex and these principal shareholders to discuss and negotiate the draft Amalgamation Agreement and Voting and Tender Agreement. A substantial number of outstanding issues with regard to the transaction were resolved at these meetings.

     During the period between the meetings in London in November and December, there were numerous telephone discussions involving these principals of Aramex and Groupe Cupola in furtherance of the transaction.

     The parties continued to negotiate the draft agreements during these weeks. On December 13, 2001, TM Capital Corp. was retained as dealer manager in connection with the transaction.

     Legal advisors to the Rasmala entities and Group Cupola, Arif Naqvi and other representatives of the Rasmala entities, Fadi Ghandour and legal advisors for Aramex and the Principal Shareholders met on December 18 and 19, 2001 to continue negotiations on the transaction documents and to resolve further issues between the parties.

     On December 19, 2001, by agreement between the parties, the exclusivity period set out in the Letter Agreement was extended to January 15, 2002. On December 28, 2001, legal advisors to the Rasmala entities and Group Cupola, Arif Naqvi, Fadi Ghandour, William Kingson and advisors for Aramex and the Principal Shareholders had a telephone discussion about the transaction documents and to resolve certain outstanding issues between the parties. Further telephone calls involving the principals took place during the next week to resolve remaining issues regarding the transaction.

     On December 28, 2001, the special committee of independent directors held a telephonic meeting with Aramex's legal and financial advisors. The special committee is comprised of Henry Azzam, Safwan Masri and Frank Mountcastle. For purposes of the review of this proposed offer, Frank F. Mountcastle, III recused himself from participation as a special committee member because of his role as financial advisor to Aramex in connection with this proposed offer, which includes providing Aramex with a fairness opinion. Frank Mountcastle participated in the meeting as the financial advisor to Aramex. At this meeting, Wilmer, Cutler & Pickering reviewed the terms of the proposed offer. Also at this meeting, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., reviewed with the special committee its financial analysis of the $12.00 per share price payable in the proposed offer and discussed its preliminary views with the special committee as to the fairness of the proposed $12.00 consideration. BB&T Capital Markets had informed the special committee that it had not finished its discounted cash flow analysis because Aramex provided BB&T Capital Markets with financial projections shortly before the meeting. Thus, BB&T Capital Markets needed to conduct additional due diligence concerning the projections provided for purposes of the discounted cash flow analysis. After a full discussion, including a request by the special committee that BB&T Capital Markets perform a discounted cash flow analysis and a request that Groupe Cupola or another well-funded affiliate of the Purchaser provide written assurance that the Purchaser will have adequate funds to consummate the proposed offer, the special committee members decided to reflect on the proposed offer and the information provided and to await the additional information requested before reaching any conclusion concerning the proposed offer.

     On January 2, 2002, the special committee again held a telephonic meeting with its legal and financial advisors to further consider the proposed offer. Frank Mountcastle again recused himself from participation as a member of the special committee, but he participated as financial advisor to Aramex. BB&T Capital

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

Markets presented its preliminary views to the special committee regarding its preliminary discounted cash flow analysis and stated its preliminary views that the results of the discounted cash flow analysis were consistent with the preliminary results of the other analyses performed by BB&T Capital Markets. Wilmer, Cutler & Pickering informed the special committee that it did not yet have a written assurance regarding the funding but that Rasmala Partners Ltd. had agreed in principle to provide such a letter and would provide it later that day. The special committee members decided to reflect on the additional information provided and to await the written assurance regarding funding before reaching any conclusion concerning the proposed offer.

     On January 3, 2002, the board of directors of Aramex held a telephonic meeting with its legal and financial advisors to consider and vote on the proposed offer. At this meeting, Wilmer, Cutler & Pickering reviewed the terms of the proposed offer. Also at this meeting, BB&T Capital Markets reviewed with the board of directors its financial analysis of the $12.00 per share price payable in the proposed offer and delivered to the board of directors its opinion to the effect that, as of the date and based on and subject to the matters described in its written opinion, the Offer Price was fair, from a financial point of view, to the unaffiliated holders of Aramex Shares. Also during this meeting, the special committee (with Frank Mountcastle recused) informed the board of directors that it had thoroughly considered the proposed offer and that it believed the proposed offer to be fair and in the best interests of the Aramex shareholders and that it, therefore, recommended that the board of directors approve the proposed offer. The recommendation of the special committee was based in part on the fairness opinion rendered by BB&T Capital Markets as well as on the written assurance it received from Rasmala Partners Ltd. that the financing structure will provide sufficient and available funds to pay the consideration for all the Shares. Thereafter, the board of directors voted and unanimously approved the Offer and determined that it is in the best interests of the unaffiliated shareholders, and that the consideration in the Offer is fair to the Aramex unaffiliated shareholders.

  REASONS FOR THE RECOMMENDATION

     Reasons. In determining to approve the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation, and recommend that the unaffiliated shareholders accept the Offer, the board of directors and the special committee considered the following factors:

     - Role and Recommendation of the Special Committee. The board of directors considered the role of the special committee, the independence of its members (other than Frank Mountcastle), and the special committee's recommendation (other than Frank Mountcastle, who recused himself) in favor of the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation. The board of directors considered the fact that the special committee had authority to evaluate and review the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation.

     - BB&T Capital Markets' Analyses and Opinion. The board of directors and special committee considered the analyses of BB&T Capital Markets and BB&T Capital Markets' written opinion delivered to the special committee that the consideration to be received in the Offer and the compulsory acquisition or the amalgamation, if necessary, by Aramex's shareholders is fair, from a financial point of view, to the shareholders of Aramex that are not affiliated with the Principal Shareholders. BB&T Capital Markets performed a variety of financial and comparative analyses regarding the valuation of Aramex and the common shares, including a discounted cash flow analysis of the projected cash flow of Aramex; a comparison of financial performance and market valuation ratios of Aramex with those of publicly traded companies BB&T Capital Markets deemed relevant for purposes of its opinion; an analysis of comparable transactions; and an analysis of the premiums paid in logistics industry and going-private transactions involving public companies that BB&T Capital Markets deemed similar to Aramex for purposes of its opinion. For a more complete description of BB&T Capital Markets' analyses and its written opinion, see Section 5 of the Offer to Purchase.

     - Market Price and Premium. The board of directors and special committee considered the historical market prices of Aramex common shares compared to the Offer Price. The Offer Price represents an 18.8 percent premium over the $10.10 closing price per common share of Aramex common shares on January 3, 2002, the last trading day prior to the public announcement by Aramex and the bidders of the Offer Price and, a 31.3 percent premium over the average closing price per common share for the past month until the date of the public announcement. The board of directors and special committee also considered the uncertainty with respect to the price at which Aramex's shares might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield $12.00 per common share.

     - Operating Performance. The board of directors and special committee considered the fact that over 70 percent of Aramex's revenues come from operations in the Middle East and that potential business partners have a negative perception of doing business in that region of the world due to its instability, especially in the wake of the terrorist attacks of September 11, 2001. The board and special committee considered that the price the shareholders would realize from the Offer is likely to be possible only by a company that thoroughly understands and already conducts business in the Middle East, such as Groupe Cupola and Rasmala Partners Ltd. The board and special committee also considered the fact that Aramex failed to obtain a firm offer from two other major delivery and freight forwarding companies, despite the fact that Aramex had intermittent discussions with these entities from time to time over a cumulative period of about eight years.

     - Illiquidity of Aramex's Common Shares. The board of directors and the special committee took into consideration the trading history of the shares. Historically, the trading volume for the common shares has been low, resulting in an illiquid market for public shareholders, typical of smaller sized companies.

     - Financial Ability to Consummate the Offer. The board of directors and the special committee considered the written assurance provided by Rasmala Partners Ltd. representing that the financing structure will provide sufficient and available funds to pay the consideration for all the Shares. In light of the written assurance and the fact that the transaction does not contain a financing condition, the board of directors and the special committee believed that it was very likely that the transaction would be completed on the terms agreed to and this was a factor weighing in favor of the transaction.

     - Appraisal Rights. The board of directors and the special committee considered the fact that unaffiliated shareholders who do not tender their common shares in the Offer and who do not vote in favor of the amalgamation may request an appraisal of the "fair value" of their common shares under Bermuda law, or that dissenting shareholders in the compulsory acquisition may apply to the Bermuda Supreme Court for an order that Purchaser is not entitled to acquire their common shares.

     - No Firm Offers. There have been no other firm offers by third parties to acquire Aramex within the last two years with which to compare the Offer. The special committee and board of directors were of the view that the best measure of Aramex's value would be based on the continued operation of Aramex as a going concern. Therefore, the special committee and board of directors believe that neither the book value nor the liquidation value of Aramex is a meaningful measure of the fair value of the shares, and no appraisal or liquidation value was sought for purposes of valuing the shares. However, the Offer Price exceeds the book value per share of $7.80 at September 30, 2001.

     In addition to the foregoing factors, which Aramex's board of directors and the special committee considered as supporting the Offer, they also considered the following countervailing factors:

     - No future participation in Aramex. The board and special committee considered the fact that when the Offer and the compulsory acquisition or, if necessary, the amalgamation are completed, the unaffiliated shareholders will no longer be shareholders of Aramex, and accordingly, will not participate in any future earnings or growth of Aramex.

     - Possible Increase in Market Price of Shares. The board of directors and special committee considered the possibility that, if the Offer is not completed, Aramex's future share price could exceed the Offer Price or a future offer to acquire Aramex for more than the Offer Price might materialize.

     - Taxable Transaction. The board of directors and special committee considered that the Offer could result in a taxable gain to Aramex's shareholders, including those who may otherwise have preferred to retain their Aramex shares in order to defer the occurrence of a taxable event.

     - Interests of Fadi Ghandour, William Kingson and Frank Mountcastle in the Offer. The board of directors and special committee considered the fact that each of Fadi Ghandour, William Kingson and Frank Mountcastle has an interest related to the Offer and the transactions contemplated by it that differ from the interests of Aramex's unaffiliated shareholders.

     - Approval by the Unaffiliated Shareholders Not Required. The board of directors and special committee considered the fact that the Offer is not structured to require the approval of the unaffiliated shareholders as a group. Neither the compulsory acquisition nor the amalgamation is structured to require the approval of unaffiliated shareholders as a group.

     In the opinion of the board of directors and special committee, the countervailing factors were not sufficient, either individually or collectively, to outweigh the benefits of the Offer to Aramex's unaffiliated shareholders.

  INTENT TO TENDER

     Information concerning the intent to tender of Aramex and Aramex's executive officers and directors is set forth in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above. After reasonable inquiry and to the best of Aramex's knowledge, each executive officer and director of Aramex currently intends to tender to the Purchaser all Shares registered in the name of or beneficially owned by such person. Aramex does not have any treasury shares and therefore does not intend to tender shares in the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     BB&T Capital Markets, a division of Scott & Stringfellow, Inc.,was engaged to advise the board of directors and deliver a fairness opinion with respect to the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation on the basis of such experience.

     Under an engagement letter dated December 27, 2001, BB&T Capital Markets agreed to provide a fairness opinion to the board of directors in connection with the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation. For services rendered in connection with the Amalgamation Agreement, the Offer and the contemplated transactions and the delivery of the opinion, Aramex paid BB&T Capital Markets $50,000 upon the announcement of the Offer, and Aramex is obligated to pay BB&T Capital Markets $350,000 upon the closing of the Offer. In addition, Aramex has agreed to reimburse BB&T Capital Markets for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify BB&T Capital Markets against certain liabilities, including liabilities arising under the federal securities laws. In the ordinary course of its business, BB&T Capital Markets and its affiliates may actively trade or hold the securities of Aramex for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In the past, BB&T Capital Markets and its affiliates have provided financial advisory services and financing services for Aramex and have received fees for rendering these services. Additionally, an employee of BB&T Capital Markets, Frank F. Mountcastle, III, Managing Director of Logistics & Transportation Services investment banking, has served as a director on the board of Aramex since September 2001.

     Aramex's Chairman of the Board and director, William Kingson, its President, Deputy Chairman, Chief Executive Officer, Assistant Secretary and director, Fadi Ghandour, and its Group Financial Controller, Bashar Obeid, are the only persons employed by Aramex who may make solicitations or recommendations in connection with this transaction and whose services are being rendered in connection with this transaction, but William Kingson, Fadi Ghandour and Bashar Obeid will not receive any additional compensation in connection with such services.

ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by Aramex or, to the best of Aramex's knowledge, by any executive officer, director, affiliate or subsidiary of Aramex.

ITEM 7.  PURPOSE OF THE TRANSACTION, PLANS OR PROPOSALS.

     Except as described or referred to in this Statement or the Offer to Purchase, to Aramex's knowledge, no negotiation is being undertaken or engaged in by Aramex that relates to or would result in (1) a tender offer or other acquisition of Aramex's common shares by Aramex, any of its subsidiaries or any other person, (2) an extraordinary transaction such as a merger, reorganization or liquidation, involving Aramex or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of Aramex or any of its subsidiaries, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Aramex.

ITEM 8.  ADDITIONAL INFORMATION.

  APPRAISAL RIGHTS

     Shareholders will have appraisal rights under Bermuda law if the amalgamation is to be effected. These rights will entitle shareholders who (1) did not tender their common shares in the initial offer period or in any subsequent offering period, as applicable, (2) did not vote in favor of the separate Bermuda law amalgamation agreement containing the terms and conditions of the amalgamation set forth in the Amalgamation Agreement at the special general meeting, and (3) are not satisfied that they have been offered the fair value of their common shares, to apply to the Bermuda Supreme Court to appraise the fair value of the common shares. There are no statutory rules prescribing the process of appraisal by the Bermuda Supreme Court and it is generally considered that the Bermuda Supreme Court will apply the general common law with a view to determining the fair value of the common shares. If the fair value is determined to be higher than the price offered in the amalgamation and the amalgamation is completed, then Purchaser will pay to those shareholders who have sought appraisal the difference between the amount paid pursuant to the amalgamation and the court-determined amount. However, if the fair value is determined to be higher than the price offered in the amalgamation, Purchaser also has the option to terminate the amalgamation. There is no right of appeal from an appraisal by the Bermuda Supreme Court. A holder seeking an appraisal will receive the fair value appraised by the Bermuda Supreme Court only if the amalgamation is completed. The Bermuda Supreme Court will determine who is responsible for the costs of an application.

  CERTAIN LEGAL MATTERS

     General. Except as otherwise disclosed herein, Aramex is not aware of (1) any license or regulatory permit that appears to be material to the business of Aramex and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares pursuant to the Offer or either the compulsory acquisition or the amalgamation, or (2) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic, foreign or supranational, that would be required for the acquisition or ownership of Shares. Should any such approval or other action be required, we currently contemplate that such approval or action would be sought. Purchaser has represented in Section 20 of the Offer to Purchase that it does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, but there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of Aramex, Purchaser or Parent or that certain parts of the businesses of Aramex, Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 18 of the Offer to Purchase.

     Hart-Scott-Rodino. Under the HSR Act and the rules that have been promulgated thereunder, some acquisitions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the applicable waiting period requirements have been satisfied. In the Offer to Purchase, the Purchaser has stated that based on available information, it does not believe that the proposed acquisition of the Shares is subject to the HSR Act's reporting requirements.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the amalgamation or the compulsory acquisition. At any time before or after Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent, its subsidiaries or Aramex. Private parties and state attorneys general may also bring action under the U.S. antitrust laws under certain circumstances. In the Offer to Purchase, Purchaser has stated that based upon an examination of publicly available information as well as information provided by Aramex relating to the businesses in which Aramex is engaged, it believes that its acquisition of Shares will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 18 of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     State takeover laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. However, this Act, by its terms, is applicable only to corporations that have a substantial number of shareholders in Indiana and are incorporated there. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside of the state of enactment.

     As disclosed in Section 20 of the Offer to Purchase, the Purchaser does not believe that any state takeover statutes apply to the Offer, the compulsory acquisition or amalgamation. The Purchaser currently has not complied with any state takeover statute or regulation.

     In the Offer to Purchase, Purchaser has stated that it reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the compulsory acquisition or amalgamation and that nothing in this Offer to Purchase or any action taken in connection with the Offer, the compulsory acquisition or amalgamation is intended as a waiver of that right. Purchaser further stated that if it is asserted that any state takeover statute is applicable to the Offer or the compulsory acquisition or amalgamation and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the compulsory acquisition or amalgamation, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and it might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the compulsory acquisition or amalgamation. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Foreign approvals. Aramex conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on our operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the compulsory acquisition or the amalgamation.

ITEM 9.  EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT NO.                                        DESCRIPTION
-----------                                        -----------
Exhibit (a)(1)             Offer to Purchase, dated January 10, 2002 (incorporated by reference to Exhibit (a)(1) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(2)             Letter of Transmittal (incorporated by reference to Exhibit
                           (a)(2) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)
Exhibit (a)(3)             Notice of Guaranteed Delivery (incorporated by reference to
                           Exhibit (a)(3) to Schedule TO of the Purchaser filed with
                           the SEC on January 10, 2002)
Exhibit (a)(4)             Form of Notice of Conditional Exercise (incorporated by
                           reference to Exhibit (a)(4) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(5)             Instructions for Conditional Exercise (incorporated by
                           reference to Exhibit (a)(5) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(6)             Memorandum to Eligible Option Holders (incorporated by
                           reference to Exhibit (a)(6) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(7)             Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees (incorporated by reference to
                           Exhibit (a)(7) to Schedule TO of the Purchaser filed with
                           the SEC on January 10, 2002)
Exhibit (a)(8)             Letter to Clients for Use by Brokers, Dealers, Commercial
                           Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(8) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(9)             Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9 (incorporated by reference to
                           Exhibit (a)(9) to Schedule TO of the Purchaser filed with
                           the SEC on January 10, 2002)
Exhibit (a)(10)            Guidelines for Certification of Foreign Status of Beneficial
                           Owner for United States Tax Withholding on Form W-8BEN
                           (incorporated by reference to Exhibit (a)(10) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (a)(11)            Text of Joint Press Release issued by Rasmala Distribution
                           (Cayman) Limited and Aramex International Limited on January
                           4, 2002 (incorporated by reference to Exhibit (a)(11) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (a)(12)            Text of Joint Press Release issued by Rasmala Distribution
                           (Cayman) Limited and Aramex International Limited on January
                           10, 2002 (incorporated by reference to Exhibit (a)(12) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (a)(13)            Summary Advertisement, published January 10, 2002
                           (incorporated by reference to Exhibit (a)(13) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(1)             Agreement and Plan of Amalgamation, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited, Rasmala
                           Distribution (Bermuda) Limited and Aramex International
                           Limited (incorporated by reference to Exhibit (d)(1) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (d)(2)             Voting and Tender Agreement, dated January 3, 2002, among
                           Fadi Ghandour, Rula Ghandour, William Kingson, Rasmala
                           Distribution (Cayman) Limited and Rasmala Distribution
                           (Bermuda) Limited (incorporated by reference to Exhibit
                           (d)(2) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)

EXHIBIT NO.                                        DESCRIPTION
-----------                                        -----------
Exhibit (d)(3)             Confidentiality Agreement, dated September 12, 2001, between
                           Aramex International Limited and Groupe Cupola
                           Luxembourgeoise Holdings S.A. (incorporated by reference to
                           Exhibit (d)(3) to Schedule TO of the Purchaser filed with
                           the SEC on January 10, 2002)
Exhibit (d)(4)             Escrow Agreement, dated January 3, 2002, among Fadi
                           Ghandour, Rula Ghandour, William Kingson, Rasmala
                           Distribution (Cayman) Limited, Rasmala Distribution
                           (Bermuda) Limited and American Stock Transfer & Trust
                           Company (incorporated by reference to Exhibit (d)(4) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (d)(5)             Subscription and Shareholders' Agreement, dated January 3,
                           2002, among Rasmala Distribution (Cayman) Limited, Fadi
                           Ghandour, Rasmala Buyout Fund LP (acting by Rasmala General
                           Partners II Limited) and Champa Co-Investors (Cayman)
                           Limited (incorporated by reference to Exhibit (d)(5) to
                           Schedule TO of the Purchaser filed with the SEC on January
                           10, 2002)
Exhibit (d)(6)             Employment Agreement, dated January 1997, among Fadi
                           Ghandour and Aramex International Limited (incorporated by reference to Exhibit (d)(6) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(7)             Employment Agreement, dated January 1997, among William
                           Kingson and Aramex International Limited (incorporated by
                           reference to Exhibit (d)(7) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(8)             Deed of Covenant, dated January 3, 2002, among Rasmala
                           Distribution (Cayman) Limited, Aramex International Limited
                           and Fadi Ghandour (incorporated by reference to Exhibit
                           (d)(8) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)
Exhibit (d)(9)             Deed of Covenant, dated January 3, 2002, among Rasmala
                           Distribution (Cayman) Limited, Aramex International Limited
                           and William Kingson (incorporated by reference to Exhibit
                           (d)(9) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)
Exhibit (d)(10)            Deed of Variation, dated January 3, 2002, between Fadi
                           Ghandour and Aramex International Limited (incorporated by reference to Exhibit (d)(10) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(11)            Letter of Appointment, dated January 3, 2002, among William
                           Kingson and Aramex International Limited (incorporated by
                           reference to Exhibit (d)(11) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(12)            Letter of Appointment, dated January 3, 2002, among William
                           Kingson and Rasmala Distribution (Cayman) Limited
                           (incorporated by reference to Exhibit (d)(12) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (d)(13)            Letter of Resignation, dated January 3, 2002, by William
                           Kingson and Aramex International Limited (incorporated by
                           reference to Exhibit (d)(13) to Schedule TO of the Purchaser filed with the SEC on January 10, 2002)
Exhibit (f)(1)             Section 106 of the Companies Act 1981 (Bermuda)(regarding
                           appraisal rights) (incorporated by reference to Exhibit
                           (f)(1) to Schedule TO of the Purchaser filed with the SEC on
                           January 10, 2002)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ARAMEX INTERNATIONAL LIMITED

                                          By: /s/ William S. Kingson
                                            ------------------------------------
                                            Name: William S. Kingson
                                            Title:  Chairman of the Board of
                                              Directors

Dated: January 10, 2002

                                                                         ANNEX A
BB&T Capital Markets
--------------------------------------------------------------------------------
                                                      P.O. Box 1575
                                                      909 East Main Street
                                                      (23219)
                                                      Richmond, VA 23218-1575

                                January 3, 2002

Board of Directors
Aramex International Limited
2 Badr Shaker Alsayyab Street
Um Uthayna, P.O. Box 3371
Amman 11181
Jordan

Members of the Board:

     We understand that Aramex International Limited (the "Company"), Rasmala Distribution (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Parent"), and Rasmala Distribution (Bermuda) Limited, a company organized under the laws of Bermuda and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Amalgamation dated as of January 3, 2002 (the "Agreement").

     As stated in the Agreement, the Purchaser intends to, as promptly as practicable (but in no event later than ten (10) business days following the public announcement of the execution of the Agreement, commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to purchase for cash consideration all of the outstanding common shares of the Company, at a price of US$12.00 per share (the "Offer"). Following the acquisition of the common shares of the Company pursuant to the Offer, the Purchaser intends to conduct a compulsory acquisition of all outstanding common shares not tendered to it in the Offer or to cause the Company and Purchaser to be amalgamated pursuant to the laws of Bermuda (the "Second-Step Transaction," and, together with the Offer, the "Transaction"). We understand that the holders of common shares of the Company (other than those who have exercised appraisal rights in connection with the potential amalgamation) will be entitled to receive US$12.00 per share in cash for their shares in the Second-Step Transaction. The terms and conditions of the Transaction are more fully set forth in the Agreement.

     You have requested our opinion with respect to the fairness from a financial point of view, as of the date of this letter, to the shareholders of the Company of the consideration to be received by them in the Transaction pursuant to the Agreement. BB&T Capital Markets, a division of Scott & Stringfellow, Inc., as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     We will receive a fee upon the delivery of this opinion and the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In the past, BB&T Capital Markets and its affiliates have provided financial advisory services and financing services for the Company and have received fees for the rendering of these services. Additionally, an employee of BB&T Capital Markets, Frank F. Mountcastle, III, Managing Director of Logistics & Transportation Services investment banking, has served as a director on the board of the Company since September 2001.

     In developing our opinion, we have, among other things: (1) reviewed the Agreement and discussed with management and representatives of the Company the proposed material terms of the Transaction; (2) reviewed certain publicly available financial statements and other information of the Company; (3) conducted discussions with members of senior management of the

 BB&T CAPITAL MARKETS IS A DIVISION OF SCOTT & STRINGFELLOW, INC., A REGISTERED
        BROKER/DEALER SUBSIDIARY OF BB&T CORPORATION - MEMBER NYSE/SIPC

Board of Directors
Aramex International Limited
January 3, 2002
Page 2

Company concerning the Company's businesses and prospects; (4) reviewed the historical market prices and trading activity for the Company's common shares and compared such prices and trading activity with those of certain publicly traded companies which we deemed to be relevant; (5) compared the financial position and results of operation of the Company with those of certain publicly traded companies which we deemed to be relevant; (6) compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations which we deemed to be relevant; (7) reviewed the premiums paid by the purchasers in other business combinations relative to the closing price one day prior to the announcement, five days prior to the announcement, and thirty days prior to the announcement; (8) analyzed a discounted cash flow scenario of the Company based upon estimates of projected financial performance prepared by the management of the Company; and (9) reviewed other such financial studies and analyses and performed such other investigations and took into account all other matters as we deemed to be material or otherwise necessary to render our opinion, including our assessment of regulatory, economic, market, and monetary conditions. We did not consider any benefits that may inure to any shareholder of the Company as a result of the Transaction or any related transactions other than in such party's capacity as a shareholder of the Company. We were not asked to, and did not, solicit any indications of interest in the Company from other potential acquirers.

     In conducting our review and arriving at our opinion, we discussed with members of management and representatives of the Company the background of the Transaction, the reasons and basis for the Transaction and the business and future prospects of the Company. We have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of the Company, and all of the publicly available financial and other information referred to above. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of the Company. We have also assumed, with your consent, that the Transaction would be consummated in accordance with the terms of the Agreement, without any additional amendment thereto and without waiver by the Company or the Purchaser of any of the conditions to their respective obligations thereunder.

     We have taken into account our assessment of general economic, financial, market and industry conditions as they exist and can be evaluated as of the date hereof, as well as our experience in business valuations in general. We did not take into account any changes that could have occurred, or information that could have become available, after the date of our opinion, including without limitation changes in the terms of the Agreement. It should be understood that subsequent developments may have affected this opinion and we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the transaction contemplated pursuant to the Agreement as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the transaction contemplated by the Agreement. We have also assumed that, in the course of obtaining regulatory and third party consents for the Transaction, no restriction will be imposed that will have a material adverse effect on the future results of operations or financial condition of the Company.

     Our opinion expressed herein was prepared for the use of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to the Company's shareholders as to whether they should tender their shares in the Offer or how they should vote at any shareholders' meeting in connection with the Transaction. Our opinion may not be used for any other purpose without our prior written consent. We hereby consent, however, to the inclusion of this opinion as an exhibit to any tender offer, going private statement or solicitation/recommendation statement distributed in connection with the Transaction.

Board of Directors
Aramex International Limited
January 3, 2002
Page 3

     On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions and assumptions noted above, it is our opinion that, as of the date hereof, the consideration to be received in the Transaction is fair from a financial point of view to the shareholders of the Company (other than Parent, Purchaser and their respective affiliates).

                                        Very truly yours,

                                        BB&T CAPITAL MARKETS
                                        A Division of Scott & Stringfellow, Inc.

                                        By: /s/ MATTHEW G. THOMPSON, JR.
                                          --------------------------------------
                                          Matthew G. Thompson, Jr.
                                          Managing Director